UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below: The Macerich Property Management Company 401(k) Profit Sharing Plan

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Macerich Company

401 Wilshire Boulevard, Suite 700
Santa Monica, California 90401

REQUIRED INFORMATION

The Macerich Property Management Company 401(k) Profit Sharing Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the fiscal year ended December 31, 2012, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith and incorporated herein by this reference.

The written consent of Windes & McClaughry, Accountancy Corporation with respect to the annual financial statements of the Plan is filed as Exhibit 23.1 to this Annual Report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf on this 20th day of June 2013, by the undersigned hereunto duly authorized.

THE MACERICH PROPERTY MANAGEMENT
COMPANY 401(K) PROFIT SHARING PLAN

By:	/s/ Stephen L. Spector
Stephen L. Spector, Trustee

By:	/s/ Scott W. Kingsmore
Scott W. Kingsmore, Trustee

By:	/s/ Kara J. McNulty
Kara J. McNulty, Trustee

By:	/s/ Genene Kruger
Genene Kruger, Trustee

EXHIBIT INDEX

(a)           Exhibits

Number	Description
23.1	Consent of Independent Registered Public Accounting Firm, Windes & McClaughry Accountancy Corporation

THE MACERICH

PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2012

WITH

INDEPENDENT AUDITORS’ REPORT

AND SUPPLEMENTARY INFORMATION

Report of Independent

Registered Public Accounting Firm

To the Administrative Committee of

The Macerich Property Management Company 401(k) Profit Sharing Plan:

We have audited the accompanying Statements of Net Assets Available for Benefits of The Macerich Property Management Company 401(k) Profit Sharing Plan (the Plan) as of December 2012 and 2011, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2012.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Macerich Property Management Company 401(k) Profit Sharing Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at Year-end) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Windes & McClaughry Accountancy Corporation

Long Beach, California

June 20, 2013

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2012 AND 2011

ASSETS

	December 31,
	2012	2011

INVESTMENTS, at fair value
Registered Investment Companies	$77,044,206	$67,366,838
Common/Collective Trust	6,947,618	6,817,546
Macerich Company Common Stock Fund	4,556,074	3,884,759
	88,547,898	78,069,143

RECEIVABLES
Notes Receivable from Participants	1,337,036	1,507,668
Employer Contribution	205,281	229,895
	1,542,317	1,737,563

Total Assets	$90,090,215	$79,806,706

NET ASSETS REFLECTING INVESTMENTS, at fair value	$90,090,215	$79,806,706
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(255,317)	(206,258)

NET ASSETS AVAILABLE FOR BENEFITS	$89,834,898	$79,600,448

See accompanying notes to the financial statements.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2012

ADDITIONS:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$7,585,234
Dividends	3,355,320
10,940,554

Interest income on notes receivable from participants	62,269
Contributions:
Employer	2,873,062
Participants	5,490,175
Rollovers	149,936
8,513,173

Total Additions	19,515,996
DEDUCTIONS:
Deductions from net assets attributed to:
Benefits paid to participants	9,238,198
Administrative expenses	43,348
Total Deductions	9,281,546

NET INCREASE IN PLAN NET ASSETS	10,234,450

NET ASSETS AVAILABLE FOR PLAN BENEFITS:

BEGINNING OF YEAR	79,600,448

END OF YEAR	$89,834,898

See accompanying notes to the financial statements.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE 1:  DESCRIPTION OF THE PLAN

The following description of The Macerich Property Management Company 401(k) Profit-Sharing Plan (the “Plan”) provides only general information.  Participants and other interested parties should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution pension plan covering eligible employees of The Macerich Property Management Company LLC and participating affiliates (the “Company,” the “Employer” and the “Plan Administrator”) as defined in the Plan document.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the qualification provisions of the Internal Revenue Code (the “Code”).

Effective as of January 1, 2004, the Plan adopted the “Safe Harbor” provisions under Sections 401(k)(12) and 401(m)(11) of the Code.  In accordance with adopting these provisions, the Company makes matching contributions equal to 100 percent of the first three percent of compensation deferred by a participant and 50 percent of the next two percent of compensation deferred by a participant.

Administration

The Company is the Plan Administrator (as defined in ERISA). The Company has delegated its duties under the Plan to the Plan Committee (“Committee”). Among other duties, it is the responsibility of the Committee to select and monitor the performance of investments, the Plan custodian, and to maintain certain administrative records. The Committee has engaged a third party, MassMutual (formerly known as Hartford Retirement Services) to provide recordkeeping and administrative services.

Employee Participation and Eligibility

Effective as of October 2, 2012, the Plan was amended to remove any age and service requirements for participation in the Plan. All eligible employees not already participating in the Plan as of October 2, 2012 became participants in the Plan on October 2, 2012. Any eligible employee hired on or after October 2, 2012 is eligible to enter the Plan on the entry date that falls on or follows the employee’s date of hire. Prior to October 2, 2012, an employee was required to be twenty-one years of age and complete one year of employment (during which at least 1,000 hours of service were completed) to become eligible to participate in the Plan.

Any employee of the Company may become eligible to participate in the Plan, provided the employee is not covered by a collective bargaining agreement as to which retirement benefits were the subject of good faith bargaining.  An eligible employee may enter the Plan on the January 1, April 1, July 1 or October 1, coinciding with or next following his or her date of hire.

The Plan gives employees of newly acquired entities credit for years of service earned prior to the Company’s ownership. Effective as of October 2, 2012, such employees are eligible to participate in the Plan on the entry date that falls on or follows the employee’s date of hire. Previously, such acquired employees were eligible to participate in the Plan on the first day of the month following their date of hire.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

(CONTINUED)

NOTE 1:  DESCRIPTION OF THE PLAN (CONTINUED)

Contributions

Participants are permitted to defer up to 50 percent of their compensation, as defined in the Plan and subject to certain limitations set forth in the Code. The Company provides matching contributions, under the Safe Harbor arrangement described above, equal to 100 percent of the first three percent of compensation deferred by a participant and 50 percent of the next two percent of compensation deferred by a participant. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may roll over amounts representing distributions from other qualified defined benefit or defined contributions plans. Participants direct the investment of their contributions into various investment options offered by the Plan, as further discussed in Note 3.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of a) the Company’s Safe Harbor matching contribution, and b) Plan earnings, and charged with any withdrawals or distributions requested by the participant, investment losses, and an allocation of administrative expenses, if applicable.  Allocations are based on participant compensation or account balances, as defined in the Plan document.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting Provisions

Participant accounts, including salary deferrals and Safe Harbor matching contributions, are 100 percent vested at all times.

Notes Receivable From Participants

Active participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their vested account balances, whichever is less. The loans are secured by the balance in the participant’s vested account and bear interest at the prime rate plus one percent, as defined by the Plan document.  All loans issued during 2012 and 2011 bear interest at a rate of 4.25%. Principal and interest are paid ratably through payroll deductions over a term not to exceed five years.  A participant applying for a loan through the Plan will be charged a $50 loan application fee.  The loan application fee is nonrefundable and will be used to offset the administrative expenses associated with the loan.  The fee will be deducted from the participant’s Plan account at the time his or her loan request is processed.  In addition, the participant’s account will be charged a yearly fee of $50, which is charged quarterly if a participant has an outstanding balance.

Benefit Payments

Effective as of January 1, 2012, upon reaching 59 1/2 years of age, a participant shall be entitled to make in-service withdrawals of the participant’s account in the form of a lump sum payment.

The Plan also permits distributions for hardships, as defined in the Plan document.

Withdrawals by participants from their accounts are permitted in accordance with the Plan’s provisions.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

(CONTINUED)

NOTE 1:  DESCRIPTION OF THE PLAN (CONTINUED)

Forfeitures

At December 31, 2012 and 2011, forfeited non-vested accounts totaled approximately $400 and $1,000, respectively. Forfeitures in the Plan shall be used to reduce the Company’s Safe Harbor Matching Contributions for the Plan Year following the Plan Year in which the forfeiture occurs. In 2012, the Company’s Safe Harbor Matching Contributions were reduced by approximately $1,000 from forfeited non-vested accounts.

Plan Expenses

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements.  Administrative expenses that are not paid by the Company are paid by the Plan. Administrative expenses for the year ended December 31, 2012, were $43,348 and are in included in administrative expenses in the Statement of Changes in Net Assets Available for Benefits.  Fees paid by the Plan for the investment management services are included in net appreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits.

NOTE 2:  SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared using the contract-value basis for fully benefit-responsive investment contracts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.  The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions.

Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The investment in the common collective trust, which is a stable value open-end collective investment trust, is reported at fair value and adjusted to contract value.  The investments and changes therein of the trust funds have been reported to the Plan by the Custodian using fair value and contract value, as indicated.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

(CONTINUED)

NOTE 2:  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment Valuation and Income Recognition (Continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is recorded on the accrual basis.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Benefits Payable to Former Participants

The American Institute of Certified Public Accountants (“AICPA”) has issued guidelines regarding amounts due to former Plan participants but not paid by year-end.  The AICPA requires these amounts to be classified as net assets available for Plan benefits, and not as liabilities of the Plan.  Included in net assets available for Plan benefits at December 31, 2012, are amounts which may become payable to participants who are not active participants of the Plan.

Significant Accounting Pronouncements

In May 2011, FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”).  ASU 2011-04 amended the FASB ASC Topic 820, Fair Value Measurement, to converge the fair value measurement guidance in U.S. generally accepted accounting principles (“GAAP”) and International Financial Reporting Standards (“IFRSs”).  Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC Topic 820.  In addition, ASU 2011-04 requires additional fair value disclosures.  The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011.  The adoption of this requirement did not have a material impact on the Plan’s financial statements.

Benefit Payments

Benefits are recorded when paid.

Subsequent Events

The Plan has evaluated subsequent events through June 20, 2013, the date the financial statements were available to be issued.

NOTE 3:  INVESTMENTS

At December 31, 2012, the Plan allowed participants to direct the investment of their accounts among several investment options. These options include numerous registered investment companies, a common/collective trust and the Macerich Company Common Stock Fund. Participants may change their investment elections daily for both existing account balances and future contributions.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

(CONTINUED)

NOTE 3:  INVESTMENTS (CONTINUED)

The Macerich Company Common Stock Fund allows participants the ability to participate in the ownership of their employer’s common stock.  Participants are directed not to allocate more than 25 percent of a participant’s account balance and/or deferrals to this investment.  For liquidity purposes, a portion of this fund is invested in a money market account classified as a registered investment company. Total funds invested in the common stock and money market account is $4,397,860 and $158,214 respectively, at December 31, 2012 and $3,733,066 and $151,693, respectively, at December 31, 2011.

The following presents investments that represent 5 percent or more of the Plan’s net assets at fair value as of December 31, 2012 and 2011:

	December 31,
	2012	2011

American Funds EuroPacific Growth Fund-A	$8,031,547	$6,910,720
Columbia Acorn Fund-A	5,496,232	4,744,956
Dreyfus Basic S&P 500 Index Fund-A	7,799,051	6,765,130
Invesco Stable Value Trust — Class III	6,947,618	6,817,546
Macerich Company Common Stock Fund	4,397,860	*
MFS Government Securities Fund-A	6,016,807	5,784,134
MFS Massachusetts Investors Growth Stock Fund-A	7,947,298	6,952,910
MFS Research Bond Fund-A	5,517,393	4,823,955
MFS Total Return Fund-A	4,810,495	4,660,970
Mutual Quest Fund-A	5,094,355	4,578,685
Oppenheimer International Diversified Fund-A	6,363,864	5,195,633
Putnam Equity Income Fund-A	7,865,126	6,758,123
Templeton Global Bond Fund-A	5,283,750	4,256,908

*Not applicable, investment amount is below 5 percent.

During 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $7,585,234 as follows:

Registered investment companies	$7,018,356
Macerich Company Common Stock Fund	566,878

$7,585,234

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

(CONTINUED)

NOTE 4:  FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).  The three levels of the fair value hierarchy under FASB ASC Topic 820 are described as follows:

Level 1                                                        Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2                                                        Inputs to the valuation methodology include:

•                  quoted prices for similar assets or liabilities in active markets;

•                  quoted prices for identical or similar assets or liabilities in inactive markets;

•                  inputs other than quoted prices that are observable for the asset or liability; and

•                  inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 inputmust be observable for substantially the full term of the asset or liability.

Level 3                                                        Inputs to the valuation methodology are unobservable and significant tothe fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2012 and 2011.

The registered investment companies are valued at the net asset value (“NAV”) of shares held by the Plan at year-end, based upon quoted market prices.  The common/collective trust is valued at the net unit value (“NUV”) of units held by the Plan at year-end.  The NUV is determined by the total value of fund assets divided by the total number of units of the fund owned.  The Macerich Company Common Stock Fund is valued at the NAV at year-end, based upon (1) the quoted market price of the Company common stock shares held at year-end, and, (2) the NAV of the quoted market price of the money market fund shares held at year-end, which together comprise the Macerich Company Common Stock Fund.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

(CONTINUED)

NOTE 4:  FAIR VALUE MEASUREMENTS (CONTINUED)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012 and 2011:

	Assets at Fair Value as of December 31, 2012
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Mutual Funds:
Index funds	$7,799,051	$—	$—	$7,799,051
Balanced funds	4,810,495	—	—	4,810,495
Blended funds	5,094,355	—	—	5,094,355
Growth funds	31,158,479	—	—	31,158,479
Fixed income funds	16,817,950	—	—	16,817,950
Value funds	7,865,126	—	—	7,865,126
Other funds	3,498,750	—	—	3,498,750
Total mutual funds	77,044,206	—	—	77,044,206

Common Stocks:
Macerich Company Common Stock Fund	4,556,074	—	—	4,556,074
Total common stocks	4,556,074	—	—	4,556,074

Common/Collective Trust	—	6,947,618	—	6,947,618

Total Assets at Fair Value	$81,600,280	$6,947,618	$—	$88,547,898

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

(CONTINUED)

NOTE 4:  FAIR VALUE MEASUREMENTS (CONTINUED)

	Assets at Fair Value as of December 31, 2011
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Mutual Funds:
Index funds	$6,765,130	$—	$—	$6,765,130
Balanced funds	4,660,970	—	—	4,660,970
Blended funds	4,578,685	—	—	4,578,685
Growth funds	26,538,568	—	—	26,538,568
Fixed income funds	14,864,997	—	—	14,864,997
Value funds	6,758,123	—	—	6,758,123
Other funds	3,200,365	—	—	3,200,365
Total mutual funds	67,366,838	—	—	67,366,838

Common Stocks:
Macerich Company Common Stock Fund	3,884,759	—	—	3,884,759
Total common stocks	3,884,759	—	—	3,884,759

Common/Collective Trust	—	6,817,546	—	6,817,546

Total Assets at Fair Value	$71,251,597	$6,817,546	$—	$78,069,143

Gains and losses (realized and unrealized) included in changes in net assets for the period above are reported in net appreciation in fair value of investments in the Statement of Changes in Net Assets Available for Benefits.

NOTE 5:  RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in Company common stock through the Macerich Company Common Stock Fund.  These are related-party and party-in-interest transactions.  As described in Note 1, the Plan has a number of service providers.  Such parties are parties-in-interest under ERISA.

NOTE 6:  PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100 percent vested in their accounts.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

(CONTINUED)

NOTE 7:  TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated June 10, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the 2002 favorable determination letter, the Plan administrator and the Plan’s ERISA counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related party trust is tax-exempt. The Plan has received a favorable determination letter from the IRS on September 16, 2011.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examination for years prior to 2009.

NOTE 8:  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2012	2011
Net assets available for benefits per the financial statements	$89,834,898	$79,600,448
Less employer contribution receivable	(205,281)	(229,895)

Net assets available for benefits per Form 5500	$89,629,617	$79,370,553

The following is a reconciliation of contributions per the financial statements for the year ended December 31, 2012 to Form 5500:

Employer contribution per the financial statement	$2,873,062
Add beginning-of-year employer contribution receivable	229,895
Less end-of-year employer contribution receivable	(205,281)

Employer contribution per Form 5500	$2,897,676

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

(CONTINUED)

NOTE 9:  CONCENTRATION OF RISK AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

EIN 95-4853294 PLAN NO. 001

SUPPLEMENTARY INFORMATION

SCHEDULE PROVIDED PURSUANT TO

THE DEPARTMENT OF LABOR RULES AND REGULATIONS

Note:                  Certain schedules required under the Employee Retirement Income Security Act of 1974 have been omitted, as they are not applicable.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

EIN 95-4853294 PLAN NO. 001

SCHEDULE OF ASSETS (HELD AT YEAR-END)

DECEMBER 31, 2012

		Types of	Current
Identity of Issuer	Description of Investment	Investment	Value

Capital Research and Mgmt Co.	American Funds EuroPacific Growth Fund-A	RIC	$8,031,547
Cohen & Steers	Cohen & Steers Realty Income Fund-A	RIC	324,545
Columbia Wanger Asset Mgmt, LP	Columbia Acorn Fund-A	RIC	5,496,232
Dreyfus Corp.	Dreyfus Basic S&P 500 Index Fund-A	RIC	7,799,051
Invesco Advisors, Inc.	Invesco Real Estate Fund-A	RIC	3,174,205
JPMorgan Investment Advisors	JPMorgan Small Cap Equity-A	RIC	3,319,538
Macerich *	Macerich Company Common Stock Fund	MCCSF	4,397,860
MFS	MFS Money Market Fund	RIC	158,214
Massachusetts
Financial Services Co.	MFS Government Securities Fund-A	RIC	6,016,807
Massachusetts
Financial Services Co.	MFS Massachusetts Investors Growth Stock Fund-A	RIC	7,947,298
Massachusetts
Financial Services Co.	MFS Research Bond Fund-A	RIC	5,517,393
Massachusetts
Financial Services Co.	MFS Total Return Fund-A	RIC	4,810,495
Franklin Mutual Advisers, LLC	Mutual Quest Fund-A	RIC	5,094,355
OppenheimerFunds, Inc.	Oppenheimer International Diversified Fund-A	RIC	6,363,864
Putnam Investment Mgmt, Inc.	Putnam Equity Income Fund-A	RIC	7,865,126

Franklin Advisers, Inc.	Templeton Global Bond Fund-A	RIC	5,283,750

	Total		81,600,280

Invesco Advisors, Inc.	Invesco Stable Value Trust — Class III	CCT	6,692,301

	Notes Receivable from Participants* 4.25%		1,337,036

			$89,629,617

*Indicates a party-in-interest

RIC — Registered Investment Companies

CCT — Common Collective Trust

MCCSF — Macerich Company Common Stock Fund